

June 11, 2010

Mr. Michael S. Ciskowski
Executive Vice President and Chief Financial Officer
Valero Energy Corporation
One Valero Way
San Antonio, Texas 78249

> **Re:** **Valero Energy Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 26, 2010**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2010**
> **Filed May 7, 2010**
> **Response Letter Dated May 7, 2010**
> **File No. 1-13175**

Dear Mr. Ciskowski:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Management's Discussion and Analysis, page 41

1. We note your response to our prior comment three and reissue this comment. You sometimes refer to two or more sources as components that contributed to a material change. For example, in describing retail operating income you state that

"[t]his 27% increase was primarily due to improved retail fuel margins combined with lower selling expenses in our U.S. retail operations, partially offset by increased selling expenses in our Canadian retail operations attributable largely to a decrease in the Canadian dollar exchange rate relative to the U.S. dollar." Ensure that you quantify the amount of the change that was contributed by each of these factors. See Section III.D of SEC Release 33-6835.

2. We note your response to comment 4 and reissue this comment in part. While you include numerical information in the tables in the results of operations section, you do not provide any quantification when discussing the increase in other income and interest and debt expense. In the narrative portion of your discussion and analysis, please provide quantification to account for a substantial portion of the changes discussed by disclosing both percentages and dollar amounts.

You may contact Gary Newberry at (202) 551-3761, or Chris White, Branch Chief, at (202) 551-3461 if you have questions regarding comments on the financial statements and related matters. Please contact Sean Donahue at (202) 551-3579 or me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief